

March 26, 2012

Via E-mail
Mr. Anson Chan
Chief Financial Officer
Omnivision Technologies, Inc.
4275 Burton Drive
Santa Clara, California 95054

      RE: **Omnivision Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended April 30, 2011
              Filed June 29, 2011
              Form 10-Q for the Quarterly Period Ended October 31, 2011
              Filed December 9, 2011
              Response letter dated March 13, 2012
              File No. 000-29939

Dear Mr. Chan:

      We have reviewed your response letter dated March 13, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q For the quarterly period ended October 31, 2011

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 6 — Acquisition of Production Operations from VisEra, page 11

1. We see your response to prior comment 5 indicating that the benefit of $8.6 million relating to your acquisition of the CameraCube production operations from VisEra represents the acquisition-date fair value remeasurement gain recognized based on the guidance at ASC 805-10-25-9 and ASC 805-10-25-10. Given that the referenced authoritative literature addresses the accounting requirements for business combinations achieved in stages, please address the following:

   - Clarify for us how the October 2011 transaction represented a business combination achieved in stages,
   - Describe to us VisEra's ownership structure and ownership percentages in the CameraCube production operations prior to your October 2011 acquisition of such operations from VisEra,
   - Tell us whether Omnivision directly owned any equity interests in the CameraCube production or the other operating businesses of VisEra prior to the October 2011 transaction.   We note that your response indicated that "By way of OmniVision's 49.1% ownership interest in VisEra, OmniVision *effectively* held an interest in VisEra's CameraCube production operations", and
   - Explain to us how you considered the ownership structure you describe in response to the above bullet points when concluding that the guidance in ASC 805-10-25-9 and ASC 805-10-25-10 was applicable, and explain in detail how you applied the guidance.

   You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3212.

                                        Sincerely,

                                        /s/ Jay Webb "for"

                                        Jeffrey Jaramillo
                                        Accounting Branch Chief